Exhibit (a)(5)(I)

EFiled: Jan 02 2014 02:51 PM EST Transaction ID 54779382 Case No. 9217-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

TIMOTHY FURPHY, individually and on behalf of all others similarly situated,	)	C.A. No.
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Plaintiff,	)
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v.	)
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NUPATHE, INC., WAYNE P. YETTER,	)
BRIAN J. SISKO, ROBERT P. ROCHE JR.,	)
ARMANDO ANIDO, JAMES A. DATIN,	)
WILLIAM J. FEDERICI, MICHAEL F.	)
COLA, RICHARD S. KOLLENDER,	)
ENDO HEALTH SOLUTIONS, INC. and	)
DM MERGER SUB, INC,	)
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Defendants.	)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Timothy Furphy (“Plaintiff”), on behalf of himself and all others similarly situated alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

NATURE OF THE ACTION

1.                                      Plaintiff brings this action individually and on behalf of stockholders of Nupathe, Inc. (“Nupathe” or the “Company”) against (i) the members of Nupathe’s board of directors (the “Individual Defendants” or the “Board”) for breaches of fiduciary duties arising out of the Board’s attempt to sell the Company to Endo Health Solutions, Inc. (“Endo”) and its wholly-owned subsidiary DM Merger Sub, Inc. (“Merger Sub”) and (ii) Endo and Merger Sub for aiding and abetting said breaches.

2.                                      Based in Pennsylvania, Nupathe is a specialty pharmaceutical company that develops therapeutics for neurological and psychiatric disorders. Currently, Nupathe has the only U.S. Food and Drug Administration (FDA) approved migraine patch, Zecuity (sumatriptan). Zecuity is a single-use, battery-powered patch that actively delivers sumatriptan, the most widely prescribed migraine medication through the skin.

3.                                      On December 16, 2013, Nupathe and Endo issued a press release announcing that they had entered into a definitive merger agreement (“Merger Agreement”) for Endo to acquire Nupathe, via a tender offer (the “Tender Offer”) in an all cash transaction worth approximately $105 million in up-front cash. Under the terms of the proposed transaction, Nupathe shareholders will receive $2.85 in cash for each share of Nupathe common stock (the “Proposed Transaction”).

4.                                      Pursuant to Delaware General Corporation Law Section 251(h), after at least 50% of the Company’s common stock is tendered to Endo and Merger Sub and their subsidiaries through the Tender Offer, Endo will then execute a short form merger for the remaining shares of Nupathe which will not require the consent of the Company’s stockholders.

5.                                      Under the Merger Agreement, each Nupathe shareholder could potentially receive certain contingent value rights (“CVRs”) for each Nupathe share. The CVRs entitle the holder to receive up to an additional $3.15 per share if and only if specified milestones are satisfied. If all of the milestones to the CVRs are satisfied, the total value of the Proposed Transaction would be roughly $221 million.

6.                                      In facilitating the Proposed Transaction with Endo, the Board has breached their fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. Given Nupathe’s recent strong performance as well as its future growth prospects, the consideration shareholders will receive is inadequate and undervalues the Company. While shareholders are expected to collect a 24% premium on the closing price in the Tender Offer, the transaction premium, according to The Street, is 25% lower than where Nupathe shares traded soon after Zecuity’s FDA approval this past January. Additionally, one analyst from Yahoo! Finance had a price target of $8.00 per share before the Proposed Transaction was announced.

7.                                      As alleged in further detail below, both the value to Nupathe’s shareholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other public shareholders of the Company.

8.                                      Compounding the failure to provide adequate consideration, Defendants locked-up the Proposed Transaction by agreeing to certain deal-protection devices that unfairly favor Endo and discourage potential bidders from submitting a superior bid for the Company. Most notably, the Merger Agreement includes a high termination fee of $5 million (roughly 4.76% of the $105 million consideration).

9.                                      The Proposed Transaction is designed to preclude other potential bidders to emerge with superior offers while also precluding shareholders from voicing opposition. Defendants are working to close the deal absent judicial intervention, the initial closing of the Tender Offer is expected to consummate early 2014.

10.                               Moreover, on December 23, 2013, Nupathe filed a Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the U.S. Securities and Exchange Commission (“SEC”). The information disclosed in the Recommendation Statement supports the breach of fiduciary duty claims asserted herein. In addition, the Recommendation Statement omits important information that is material to Nupathe shareholders that should be disclosed prior to the closing of the Tender Offer.

11.                               For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith and due care.

PARTIES

12.                               Plaintiff is, and at all relevant times was, a continuous stockholder of Nupathe common stock.

13.                               Defendant Nupathe is a corporation organized and existing under the laws of Delaware, with its principal executive offices located at 7 Great Valley Parkway, Malvern, Pennsylvania 19355. Incorporated on January 7, 2005, Nupathe is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for diseases of the central nervous system, including neurological and psychiatric disorders. The Company’s main product, Zecuity, is a single-use patch applied to the arm or thigh for the treatment of migraine. The Company’s common stock trades on the NASDAQ Stock Exchange under the ticker symbol “PATH”.

14.                               Defendant Wayne P. Yetter (“Yetter”) is the Chairman and director of the Board. Yetter has served as Chairman of the Board since July 2010.

15.                               Defendant Brian J. Sisko (“Sisko”) has served as a director of the Company since October 2012.

16.                               Defendant Robert P. Roche Jr. (“Roche”) has served as a director of the Company since July 2010.

17.                               Defendant Armando Anido (“Anido”) is the Chief Executive Officer of the Company and has served as the Company’s CEO since July 2012. Anido has also been a director of the Company since July 2012.

18.                               Defendant James A. Datin (“Datin”) has served as a director of the Company since October 2012.

19.                               Defendant William J. Federici (“Federici”) has served as a director of the Company since January 2011.

20.                               Defendant Michael F. Cola (“Cola”) has served as a director of the Company since December 2006. Cola also served as Chairman of the Board from December 2006 to July 2010.

21.                               Defendant Richard S. Kollender (“Kollender”) has served as a director of the Company since December 2007.

22.                               Defendant Endo is a Delaware corporation with its principal executive offices located at 1400 Atwater Drive, Malvern, Pennsylvania 19355. Incorporated on November 18, 1997, Endo is a specialty healthcare solutions company focused on branded and generic pharmaceuticals, devices and services. The company has a portfolio of branded pharmaceuticals that includes brands, such as Lidoderm , Opana ER, Voltaren Gel, Percocet , Frova , Supprelin LA, Vantas , Valstar and Fortesta Gel. The Company operates in four segments: Endo Pharmaceuticals, Qualitest, AMS, and HealthTronics. Endo’s common stock is listed on the NASDAQ Stock Exchange under the ticker symbol “ENDP”.

23.                               Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Endo. Upon completion of the Proposed Transaction, Merge Sub will merge with and into Nupathe and Merge Sub will cease to exist as a separate corporate entity.

24.                               Collectively, the Individual Defendants, Endo, Nupathe, and Merger Sub are referred to herein as the “Defendants.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

UNDER DELAWARE LAW

25.                               By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Nupathe (the “Class”) and owe Plaintiff and the other members of the Class the duties of good faith, fair dealing, loyalty and full and candid disclosure.

26.                               By virtue of their positions as directors and/or officers of Nupathe, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Nupathe to engage in the practices complained of herein.

27.                               Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a)                                 adversely affects the value provided to the corporation’s shareholders;

(b)                                 contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)                                  discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d)                                 will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

28.                               Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other public shareholders of Nupathe, including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the public shareholders of Nupathe common stock.

CLASS ACTION ALLEGATIONS

29.                               Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the Class. The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

30.                               This action is properly maintainable as a class action.

31.                               The Class is so numerous that joinder of all members is impracticable. As of November 11, 2013, there were 31,329,179 shares of Nupathe common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

32.                               Questions of law and fact exist that are common to the Class, including, among others:

(a)                                 whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

(b)                                 whether the Individual Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of Nupathe shareholders in violation of their fiduciary duties;

(c)                                  whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class;

(d)                                 whether Defendants have disclosed and will disclose all material facts in connection with the Proposed Transaction; and

(e)                                  whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

33.                               Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

34.                               The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

35.                               Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.                                    Background

36.                               Incorporated on January 7, 2005, Nupathe is a specialty pharmaceutical company based in Malvern, Pennsylvania that develops therapeutics for neurological and psychiatric disorders. Currently, Nupathe has the only U.S. Food and Drug Administration (FDA) approved migraine patch, Zecuity (sumatriptan). Zecuity is a single-use, battery-powered patch that actively delivers sumatriptan, the most widely prescribed migraine medication, through the skin.

37.                               Migraines are the most common neurological condition in the developed world. They are more prevalent than diabetes, epilepsy and asthma combined. The World Health Organization (WHO) reports that more than 10% of the global adult population has reported experiencing a migraine. According to the Migraine Research Foundation, migraine affects 36 million people in the United States.

38.                               The research and advisory firm, Decision Resources, found that the launch of emerging acute treatments and the uptake of Allergan Inc.’s Botox (onabotulinumtoxin A) for the prevention of chronic migraine will drive the market for migraine therapies to increase from $3.3 billion in 2011 to $5.8 billion in 2021 in the United States, France, Germany, Italy, Spain, the United Kingdom and Japan, despite a decline in sales due to the generic entry of most triptan drugs.

39.                               On January 17, 2013, NuPathe announced that the FDA approved Zecuity (sumatriptan iontophoretic transdermal system) for the acute treatment of migraine in adults. This was the second try for NuPathe to seek FDA approval for its patch. The FDA approved Zecuity based on the results of a Phase 3 trial that included 800 patients using more than 10,000 Zecuity patches. In these trials, researchers found that Zecuity was safe and effective at treating migraine and relieving symptoms such as headache pain, migraine-related nausea as well as sensitivity to light and sound two hours after the patch was activated.

40.                               In the study, researchers found that twice as many patients treated with Zecuity (18%) were effectively treated at two hours compared with placebo (9%). Researchers also found that 53% of patients treated with Zecuity achieved relief from headache pain and 84%

were nausea free at two hours. According to Seeking Alpha, analysts have estimated that approximately 5% of migraine patients prefer patches. They forecast peak sales of $300 million.

41.                               Despite these promising future prospects, the Company’s shareholders face the prospect of being excluded from this upside potential due to the intervening tender-offer proposal made by Endo. Rather than allowing the public shareholders to reap the benefits of the exciting opportunities on Nupathe’s horizon, the Individual Defendants have acted for their own benefit and the benefit of Endo, and to the detriment of Nupathe’s public shareholders by entering into the Proposed Transaction.

42.                               Rather than permitting the Company’s stock to trade freely and allowing its public stockholders to reap the anticipated future benefits and profits of Zecuity, the Individual Defendants have acted for their personal benefit and the benefit of Endo as well as to the detriment of the Company’s public stockholders by entering in the Merger Agreement.

B.                                    The Proposed Transaction

43.                               On December 16, 2013, Nupathe issued a press release announcing the Proposed Transaction. The press release stated the following:

MALVERN, PA. — Dec. 16, 2013 — Endo Health Solutions (Nasdaq: ENDP) today announced it has entered into a definitive agreement under which Endo will acquire NuPathe Inc. (Nasdaq: PATH) for $2.85 per share in cash, or approximately $105 million. In addition to the upfront cash payment, NuPathe shareholders will receive rights to receive additional cash payments of up to $3.15 per share if specified net sales of NuPathe’s migraine treatment ZECUITY are achieved over time. Endo expects meaningful cost synergies from the transaction, which is expected to be accretive to Endo’s adjusted diluted earnings per share within the first 12 months of closing.

ZECUITY, which was approved by the U.S. Food and Drug Administration (FDA) in January 2013 for the acute treatment of migraine with or without aura in adults, is the first and only FDA-approved prescription migraine patch. ZECUITY is a disposable, single-use, battery-powered transdermal patch that actively delivers sumatriptan, the most widely prescribed migraine medication, through the skin. ZECUITY provides relief of both migraine headache pain and migraine-

related nausea (MRN). ZECUITY was approved based upon an extensive development program with phase 3 trials that included 793 patients using nearly 10,000 ZECUITY patches. In these trials, ZECUITY demonstrated a favorable safety profile and was effective at relieving migraine headache pain and migraine-related nausea two hours after patch activation.

*  *  *  *

Under the terms of the merger agreement, an affiliate of Endo will promptly commence a tender offer to acquire all of the outstanding shares of NuPathe’s common stock for $2.85 per share in cash and the right to receive contingent cash consideration payments of up to $3.15 per share if specified net sales milestones for NuPathe’s migraine treatment ZECUITY are achieved. The contingent cash consideration payments will not be publicly traded. The contingent cash consideration payments can be summarized as follows:

•                  $2.15 per share if net sales of ZECUITY exceed $100 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of ZECUITY; and

•                  An additional $1.00 per share if net sales of ZECUITY exceed $300 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of ZECUITY.

The affiliate of Endo that consummates the tender offer will enter into a separate Contingent Cash Consideration Agreement with American Stock Transfer & Trust Company as Paying Agent to provide for the payment of the contingent cash consideration payments. The stockholders of NuPathe will be third party beneficiaries under this agreement. Pursuant to the terms of the Contingent Cash Consideration Agreement, Endo will guarantee the obligations of its affiliate to make the contingent cash consideration payments.

Following the successful completion of the tender offer, Endo will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price and the obligation to make the same contingent cash consideration payments as was deliverable to those stockholders tendering their shares in the tender offer. The tender offer and withdrawal rights are expected to expire at 12:00 midnight, New York City time on the 20th business day after the launch of the tender offer, unless extended in accordance with the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission.

44.          The Proposed Transaction will make Endo the sole provider for the only FDA approved battery-powered disposable patch to treat migraines. Following the announcement, Rajiv De Silva, President and Chief Executive Office of Endo, stated that “We’re excited about the opportunity to launch ZECUITY, a treatment that could be an option for millions of migraine patients, including those with migraine-related nausea. Following the close of the deal, we plan to launch ZECUITY in the first half of 2014 by leveraging our existing commercial expertise in pain and migraine management and the current infrastructure of our branded pharmaceuticals business overall.” Nupathe’s CEO, Defendant Anido, further commented on the Proposed Transaction and stated, “Our team has worked very hard to develop products that we believe will provide significant clinical advantages over current treatments for patient populations facing diseases of the central nervous system. We believe this acquisition by Endo will increase the potential for ZECUITY to make a meaningful difference for patients we have worked so hard to serve.”

45.          The consideration offered to Nupathe public stockholders in the Proposed Transaction is unfair and inadequate. Among other things, the intrinsic value of Nupathe’ common shares are materially in excess of the consideration being offered in the Proposed Transaction given the fact that the $2.85 per share consideration is a 25% discount to where Nupathe shares traded soon after Zecuity’s FDA approval this past January (roughly $3.00 per share).

46.          Moreover, because the CVRs are contingent, they do nothing to enhance the deal price in real terms. The reality is that the value of the CVR is zero unless Zecuity’s sales exceed $100 million during any fourth-quarter period within the first 9 years of commercial sales or if sales exceed $300 million. If in fact these milestones were certain, Endo would have offered more than $2.85 per share. Remarkably, even if these milestones are satisfied, $6.00 per share ($2.85 per share consideration plus the $3.15 per share value of the CVRS) is still significantly inadequate when at least one Wall Street analyst, according to Yahoo! Finance has set a price target of $8.00 per share.

47.          Accordingly, the Board has breached their fiduciary duties to Nupathe stockholders by failing to take steps to obtain the best price possible under the circumstances before entering into this transaction pursuant to which Endo is underpaying for Nupathe shares, thus unlawfully harming Nupathe stockholders.

C.            The Unreasonable Deal Protection Devices

48.          On December 16, 2013, the Company filed a Form 8-K with the SEC wherein it disclosed the terms of the Merger Agreement. To the detriment of Nupathe’s stockholders, as part of the Merger Agreement, the Individual Defendants agreed to certain unfair deal protection devices that operate conjunctively to ensure that no competing offers will emerge for the Company.

49.          Under section 6.5, the Merger Agreement contains a strict “no solicitation” provision prohibiting the Board from taking any affirmative action to get a better price per share for the Company, including soliciting alternative acquisition proposals or business combinations. In addition to no solicitation, the Merger Agreement includes a $5 million termination fee in section 8.2(c) that in combination with the other deal devices will all but ensure that no competing offer will be forthcoming.

50.          Similarly, sections 6.5(b) and (c) of the Merger Agreement provides that Nupathe must promptly notify Endo within 24 hours should the Company receive an unsolicited competing acquisition proposal. Thereafter, if the Board determines that the competing Company Takeover Proposal (defined in the Merger Agreement) constitutes a Superior Proposal (also defined in the Merger Agreement), section 6.5(b) requires the Board to grant Endo three (2)

business days to amend the terms of the Merger Agreement to make a counter-offer that the Company must consider in determining whether the competing bid still constitutes a Superior Proposal.

51.          Ultimately, these deal protection devices restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions will foreclose the new bidder from providing the needed market check of Endo’s inadequate offer.

D.            The Materially Incomplete Recommendation Statement

52.          On December 23, 2013, the Company filed the Recommendation Statement with the SEC in connection with the Proposed Transaction. Compounding the defective sales process utilized by the Individual Defendants, the Recommendation Statement fails to provide the Company’s shareholders with material information thereby precluding the shareholders from making a fully informed decision regarding the tender of their shares.

53.          Namely, the Recommendation Statement fails to disclose underlying methodologies, key inputs and multiples relied upon and observed by MTS Health Partners, L.P. (“MTS”), who served as financial advisor to the Company on the Proposed Transaction. This information is necessary for shareholders to evaluate and properly assess the credibility of the various analyses preferred by MTS and relied upon by the Board in recommending the Proposed Transaction to Nupathe shareholders. In particular, in describing the analyses performed by MTS, the Recommendation Statement fails to the following:

(a)           In the Discounted Cash Flow Analysis, the Company should disclose (i) the rationale for selecting discount rates ranges of 14% to 16% for the Standalone Case and a 11.0% to 13% discount rate for the Partnership Case; (ii) the rationale for applying a perpetual growth rate range of 2% to 4% in the analysis; (iii) MTS’s analysis of “public central nervous system (“CNS”) companies with specialty pharmaceutical/single-product focus with close-to or recently launched products”; (iv) the amount of the net operating loss carry-forwards (“NOLs”) that Company management estimated will be generated in the future; (v) Company management’s estimate of the Company’s net cash position as of December 31, 2013; and (vi) the present value of Nupathe’s NOLs on a standalone basis and the corresponding impact on per-share values;

(b)           In the Forward Discounted Multiple Analysis section, (i) for the Standalone Case, the “certain financial information” that MTS reviewed for the selected companies; (ii) the rationale for applying a two-year forward, three-year-forward and three-year-forward price to earnings multiple analysis; and (iii) the rationale for applying a 8.0x-12.0x multiple range to the Company’s three-year-forward price-to-earnings;

(c)           In the Comparable Companies Analysis section, (i) the multiples used and the multiples observed for each of the selected companies; (ii) whether MTS reviewed pricing multiples other than equity values and enterprise values, and if so, the other multiples it examined; (iii) whether any other company identified in the analysis is subject to being acquired or executed an agreement and plan of merger; and (iv) the enterprise values for both Nupathe and Endo as of the December 13, 2013 closing price;

(d)           In the Comparable Acquisitions Analysis, (i) the multiples observed for each of the selected transactions and implied per share values; and (ii) a description of the criteria used to select the transactions; and (iii) the observed multiples for Nupathe based on the share price of the $2.85 per share consideration;

54.          Also, the Background of the Offer and Merger section of the Proxy contains the following material omissions:

(a)           The basis for retaining MTS as the Company’s financial advisor to evaluate the Proposed Transaction;

(b)           Whether the Board conducted a conflict check on MTS before their retention;

(c)           Whether Nupathe entered into confidentiality/standstill agreements with any bidders interested in acquiring Nupathe, and if so, the terms of such agreements;

(d)           The “potential strategic alternatives” (other than the Proposed Transaction) that the Board considered prior to entering into the Proposed Transaction;

(e)           The details supporting the Board’s decision not to remain a standalone company;

(f)            Whether any members of Nupathe’s management or the Board have secured future employment with Endo;

(g)           The criteria used to select the 47 parties that MTS contacted after the November 7, 2012 Board meeting;

(h)           The identities of the ten (10) parties who MTS sent “preliminary process letters” to;

(i)            Why discussions with Company H ceased after Company H submitted an indication of interest to acquire Nupathe for $130 million;

(j)            The Board’s rationale for supporting it decision to vote against Company H’s proposal to acquire Nupathe for $145 million;

55.          The above information is highly material to shareholders to be able to make a fully informed decision concerning the Proposed Transaction

56.          The Individual Defendants were aware of their duty to disclose the foregoing material information in the Proxy and acted with at least negligence in failing to ensure that this material information was disclosed. Absent disclosure of this material information, shareholders are unable to make an informed decision whether to vote in favor of the Proposed Transaction and are thus threatened with irreparable harm.

57.          Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

58.          Plaintiff repeats and realleges each allegation set forth herein.

59.          The Individual Defendants have violated fiduciary duties of care, loyalty candor and good faith owed to public stockholders of Nupathe and have acted to put their personal interests ahead of the interests of Nupathe stockholders.

60.          By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Nupathe.

61.          Moreover, the Individual Defendants have failed to fully disclose to Plaintiff and the Class all material information necessary to make an informed decision regarding the Proposed Transaction.

62.          As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the stockholders of Nupathe because, among other reasons, they failed to take steps to maximize the value of Nupathe to its public stockholders.

63.          The Individual Defendants dominate and control the business and corporate affairs of Nupathe, and are in possession of private corporate information concerning Nupathe’s assets, business, and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Nupathe, which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

64.          By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

65.          As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Nupathe’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

66.          Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

67.          Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class Against Endo and Merger Sub for Aiding and Abetting
the Individual Defendants’ Breaches of Fiduciary Duty

68.          Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

69.          Endo, and Merger Sub (the “Entities”) have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Nupathe’s public stockholders, and have participated in such breaches of fiduciary duties.

70.          The Entities knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, the Entities rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

71.          Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A.            Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B.            Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for stockholders;

C.            Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D.            Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

E.            Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.             Granting such other and further equitable relief as this Court may deem just and proper.

Dated: January 2, 2014	FARUQI & FARUQI, LLP

	By:	/s/ Peter B. Andrews
Peter B. Andrews (#4623)
Craig J. Springer (#5229)
20 Montchanin Road, Suite 145
Wilmington, DE 19807
Tel.: (302) 482-3182
pandrews@faruqilaw.com
cspringer@faruqilaw.com

Counsel for Plaintiff

OF COUNSEL:

FARUQI & FARUQI, LLP

Juan E. Monteverde

369 Lexington Avenue, 10th Floor

New York, NY 10017

Tel.: (212) 983-9330

KIRBY McINERNEY LLP

Ira M. Press

J. Brandon Walker

825 Third Avenue, 16th Floor

New York, NY 10022

Tel.: (212) 371-6600